Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

CHANGE OF COMPANY SECRETARY AND AUTHORIZED REPRESENTATIVE

CHANGE OF COMPANY SECRETARY

The Board hereby announces that Ms. Yanjing Jia and Ms. Wing Shan Winza Tang have tendered their resignation as the joint company secretaries of the Company with effect from February 23, 2024.

The Board further announces that Mr. Chan Tsz Fung has been appointed as the company secretary of the Company with effect from February 23, 2024.

CHANGE OF AUTHORIZED REPRESENTATIVE

Following the resignation of Ms. Wing Shan Winza Tang, she has also ceased to be an authorized representative of the Company for the purpose of Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Mr. Chan Tsz Fung, the newly appointed company secretary of the Company, has been appointed as an authorized representative of the Company for the purpose of Rule 3.05 of the Listing Rules with effect from February 23, 2024.

RESIGNATION OF JOINT COMPANY SECRETARIES AND AUTHORIZED REPRESENTATIVE

The board (the “Board”) of directors of OneConnect Financial Technology Co., Ltd. (the “Company”, together with its subsidiaries and consolidated entities, the “Group”) hereby announces that with effect from February 23, 2024, Ms. Yanjing Jia (“Ms. Jia”) and Ms. Wing Shan Winza Tang (“Ms. Tang”) have resigned as the joint company secretaries of the Company and Ms. Tang also ceased to be an authorized representative of the Company (the “Authorized Representative”) under Rule 3.05 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Each of Ms. Jia and Ms. Tang has confirmed that (i) she has no disagreement with the Board; and (ii) there is no matter relating to her resignation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

APPOINTMENT OF COMPANY SECRETARY

Following the resignation of Ms. Jia and Ms. Tang, the Board is pleased to announce that Mr. Chan Tsz Fung (“Mr. Chan”) has been appointed as the company secretary (the “Company Secretary”) with effect from February 23, 2024.

The biographical details of Mr. Chan are set out below:

Mr. Chan Tsz Fung (陳梓豐) joined the Group in April 2019 and currently serves as our head of board office and head of investor relations. Mr. Chan was previously strategy director and project management director of the Group. Prior to joining us, Mr. Chan served as consultant at Boston Consulting Group, prior to which he served as vice president in a reputable investment bank and had worked for various international financial institutions and business organizations.

Mr. Chan holds a Master of Business Administration degree in finance from Kellogg School of Management, Northwestern University, a Bachelor of Laws degree from the University of London, and a Bachelor of Business Administration degree in finance and accounting from the Hong Kong University of Science and Technology. Mr. Chan is an associate member of Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst (CFA) charterholder and a certified Financial Risk Manager.

Mr. Chan possesses the academic or professional qualifications of a company secretary as required under Rule 3.28 of the Listing Rules.

APPOINTMENT OF AUTHORIZED REPRESENTATIVE

Following the resignation of Ms. Tang, she has also ceased to be an Authorized Representative with effect from February 23, 2024. The Board announces that Mr. Chan, the newly appointed Company Secretary, has been appointed as an Authorized Representative with effect from February 23, 2024. With effect from February 23, 2024, the Authorized Representatives of the Company are Mr. Chongfeng Shen and Mr. Chan.

The Board would like to express its gratitude and appreciation to Ms. Jia and Ms. Tang for their contribution to the Company during their term of office and would like to congratulate Mr. Chan for his new appointment.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, February 23, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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